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                                                                     EXHIBIT 2.1

                                    AGREEMENT

                                     between

1. IMCO Recycling Holding B.V. ("IMCO Holding"),

2. VAW-IMCO Guss und Recycling GmbH ("Company")

                                                             - on the one side -

                                       and

3. Hydro Aluminium Deutschland GmbH ("HAD") prior to 17 June 2002 acting under the company name of VAW aluminium AG), Ettore-Bugatti-Stra(beta)e 6-14, 51149 Koln, Deutschland

                                                           - on the other side -

IMCO Holding and HAD are hereinafter also sometimes referred collectively as the "Shareholders" and the term "Parties" shall mean IMCO Holding, the Company and HAD.

         WHEREAS, IMCO Recycling Inc. ("IMCO") and HAD on 3 April 1996 concluded a Joint Venture Agreement resulting in the formation of the Company pursuant to the Articles of Association that was attached to the Joint Venture Agreement as
Exhibit 2. Upon formation, HAD and IMCO each had one-half (50 %) ownership of the shares in the Company. IMCO transferred all of its shares in the Company to IMCO Holding. In addition to the Joint Venture Agreement and the Articles of Association, a number of other agreements exist between the Company and HAD.

LEGEND:
------
* Material has been omitted pursuant to a request for confidential treatment. The material has been filed separately with the Securities and Exchange Commision.

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     WHEREAS, on 15 March 2002 Norsk Hydro acquired a one hundred percent (100%)
participation in HAD. Subsequent to this acquisition, during the Shareholders meeting held on 10 June 2002, it was resolved by the votes cast by IMCO Holding that the Company would redeem a partial share of HAD's shareholdings in the Company in the nominal amount of (euro) 5,114,500.00 according to (S) 6 para.
(1), (2) and (4) of the Articles of Association. It was further resolved that the remaining part of HAD's shareholdings in the Company in the nominal amount of (euro) 500.00 would be transferred to IMCO Holding according to (S) 6 para.
(2) of the Articles of Association. By letter of the same day, the redemption was declared by the Company's management pursuant to (S) 6 para. of the Articles of Association.

     WHEREAS, in accordance with (S) 9 of the Articles of Association, the withdrawing (outgoing) shareholder shall receive the value of its shareholdings as compensation (hereinafter the "Compensation Value"). The Compensation Value is to be determined on the basis of the Company's earning capacity value ("Ertragswertmethode") pursuant to Stellungnahme HFA 2/83 of the Institut der Wirtschaftsprufer. In accordance with this (S) 9, each of the Shareholders had an auditing firm submit a valuation opinion of the Company under HFA 2/83.
*

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* The Shareholders made the appointment with an engagement letter dated 16 July
2002 (hereinafter the "Schiedsgutachterverfahren"). On 30 September 2002, in the course of a meeting which was attended by representatives of all of the Parties, the Schiedsgutachter presented the preliminary results of its work and then in October, 2002, issued a preliminary valuation opinion that calculates the value of the Company as (euro) 60,815,000.00 on 01 April 2002, the effective date of the valuation and hereinafter referred to as the "Valuation Date". Accordingly, the Compensation Value would be (euro) 30,407,500.00. *

     WHEREAS, *

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*

      WHEREAS, the Parties have agreed that it is in their best interest (1) to agree to (euro) 30,407,500.00 as the Compensation Value to be paid to HAD with binding effect *

      NOW THEREFORE, on the basis of the aforesaid, it is agreed as follows:

1. The Compensation Value shall hereby be established on the basis of a (euro) 60,815,000.00 valuation of the Company. As a result, the Parties hereby agree and fix the Compensation Value pursuant to (S) 9 (3) of the Articles of Association in the amount of (euro) 30,407,500.00. This Compensation Value is fixed for all purposes as a result of a free and final agreement between the Parties. The Parties, insofar as legally permissible, hereby exclude each and any form of revision, adjustment, contestation, adaptation or replacement whether by means of judicial proceedings or legal proceedings out of court; in particular a contestation on the basis of misapprehension or for other reasons including a contestation according to (S) 318 of the German Civil Code ((S) 318 des deutschen BGB), an adaptation on the basis of frustration of contract (Anpassung wegen Wegfalls oder wesentlicher Veranderung der Geschaftsgrundlage) and an assertion of an obvious incorrectness of the

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      determination and a request for a determination by the court according to
      (S) 319 of the German Civil Code (Geltendmachung der offenbaren Unrichtigkeit und Antrag nach (S) 319 BGB) shall be excluded. The redemption of the shareholdings of HAD shall become effective upon full payment of the Compensation Value plus interest to HAD.

2. With the exception of the first installment, the remaining installments shall bear interest and shall be paid to HAD in accordance with (S) 9 of the Articles of Association. The first installment shall bear interest only as calculated in accordance with (S) 9 of the Articles of Association until the date of payment and be due and payable within three banking days after the signing of this Agreement by all of the Parties. *

3.    *

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         *

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                                      -7-

      *

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                                      -8-

      *

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                                      -9-

      *

4. The Parties agree and declare the Schiedsgutachterverfahren to be terminated. They release the Schiedsgutachter from all further performance obligations with the exception of the obligations to confidentiality. They hereby authorize the Company to inform the Schiedsgutachter about this Agreement. The remuneration to be granted to the Schiedsgutachter shall be borne by the Shareholders in equal shares (each 50%).

5. Neither this Agreement nor the circumstances leading to its execution shall be deemed to be an acknowledgment by any Party that, as of the effective date hereof, any damage claim or defense was or is meritorious or that any damage claim was or was not barred by any statute of limitations or other time-related defense.

6. This Agreement shall not revive any statute of limitations that has expired prior to the effective date hereof, * and shall have no effect upon any defense, whether based on any period of limitations or doctrine of laches, waiver, estoppel, or otherwise, that was available to any Party prior to the effective date of this Agreement.

7. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement and shall become effective and binding on all the Parties when it has been executed by all of the Parties.

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8.    This Agreement is a complete and final statement of the agreements of the
      Parties with respect to matters it deals with. The Parties agree that this Agreement is entered into and executed without reliance on any statement or representation of any kind or character that is not expressly set forth in this Agreement and only the representation or promises expressly set forth herein have been made to induce any Party to enter into this Agreement. No prior or contemporaneous negotiations, promises, agreement, covenants, or representations of any kind or nature whether made orally or in writing, have been made by the Parties, or any of them, in negotiations leading to this Agreement or relating to the subject matter hereof, which are not expressly contained herein, or which have not become merged and finally integrated into this Agreement.

9. This Agreement including this provision, may be modified, amended, or supplemented only in a writing that makes specific reference to this Agreement and is signed by representatives of all of the Parties hereto. No conditions of any kind or nature exist to prevent the legal effectiveness of this Agreement, which shall be in full force and effect immediately upon the execution and delivery by the Parties hereto.

10. Each Party will, at the expense of the other Party, furnish, execute and deliver such instruments, documents, certificates, notices or other further assurances as the other Party may reasonably require as necessary or appropriate to effect the purposes of this Agreement or to confirm the rights created or arising hereunder.

11. IMCO Holding in its position as a shareholder of the Company, will not take any resolution having an adverse effect on the feasibility and performance of paragraph 3. of this Agreement.

12. Unless the context otherwise clearly indicates, words used in the singular include the plural, the plural includes the singular, the masculine includes the feminine and vice versa and `it" shall include "he" or "she" or vice versa.

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13.   Except as otherwise noted in this Agreement, nothing in this Agreement is intended or should be construed to create any rights or obligations on behalf of any person not a Party hereto, except for each Party's legal successors or assigns. *

14. This Agreement, and the rights and obligations of the Parties hereto, shall be governed by and construed in accordance with the laws of the Federal Republic of Germany without regard to the principles of conflict of laws. The exclusive forum for any dispute or litigation of whatever nature arising out of or in connection with this Agreement shall be the Landgericht Dusseldorf.

15. No failure on the part of any Party to this Agreement to exercise or delay, on its part, exercising, any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. Further, in order for there to be a waiver of any term, provision or condition of this Agreement, including this provision, the waiver must be evidenced by a written document duly executed by the waiving Party in which case there will only be a waiver to the extent therein set forth.

16. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity and enforceability of the other provisions hereof unless the invalidity or unenforceability of the said provision would substantially impair the benefits to any Party of the remaining provisions of this Agreement. If any provision of this Agreement, or the application thereof to any person or entity or any circumstances, is invalid or unenforceable and the invalidity or unenforceability of the said provision does not substantially impair the benefits to any Party of the remaining provisions of this Agreement: (i) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of

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     such invalid and unenforceable provision and (ii) the remainder of this
     Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Koln, 14 March 2003                         Grevenbroich, _________2003



      s/ Paul V. Dufour
      ---------------------------------
      IMCO Recycling Holding B.V.

      s/ Dieter Koch
      s/ Roland Scharf-Bergman
      ---------------------------------
      VAW-IMCO Guss und Recycling GmbH

      s/ Irmtraud Pavlik
      s/
      ---------------------------------
      Hydro Aluminium Deutschland GmbH